September 4, 2020

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Motorsport Gaming US LLC
Confidential Submission of Draft Registration Statement on Form S-1
Submitted September 4, 2020

Ladies and Gentlemen:

On behalf of our client, Motorsport Gaming US LLC, a Florida limited liability company (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Registration Statement”) relating to a proposed initial public offering, following a statutory conversion of the Company to a Delaware corporation, of shares of the Company’s common stock. The Registration Statement will be submitted via EDGAR to the U.S. Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act of 2012. The Company hereby confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A public filing of the Registration Statement will be made on a subsequent date, which in no event will be later than 15 days before the Company commences its road show.

Additionally, the Company respectfully advises the Staff of the Commission that it has omitted the unaudited financial information for the six months ended June 30, 2020 and 2019, which the Company reasonably believes will not be required at the time when the Registration Statement is publicly filed. Before or when the Registration Statement is publicly filed, the Company currently expects to include in the Registration Statement the Company’s consolidated financial statements as of September 30, 2020 and 2019 and for the nine months ended September 30, 2020 and 2019.

If you have any questions regarding this submission, please contact me at (714) 427-7442 or spavluk@swlaw.com.

Regards,

/s/ Serge Pavluk
Serge Pavluk, Esq.
of Snell & Wilmer L.L.P.

cc:	Dmitry Kozko, Chief Executive Officer, Motorsport Gaming US LLC
Jonathan New, Chief Financial Officer, Motorsport Gaming US LLC
Kevin Zen, Esq., Snell & Wilmer L.L.P.
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP